

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited
124 Dvora HaNevi'a Street
Tel Aviv, Israel 6944020

> **Re: Teva Pharmaceutical Industries Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 9, 2022**
> **File No. 001-16174**

Dear Eli Kalif:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences